
13001977

2012 ANNUAL REPORT

THE MORE THINGS CHANGE THE MORE WE STAY THE SAME

FIRST FINANCIAL BANKSHARES, INC.™

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Putting You First with the latest technology.

First Financial Bank has made great strides in 2012, especially in the area of technology. And while our capabilities have expanded, our priorities remain the same. First Financial will continue to put You First. Always. Our new services and technology only enhance our customers' experience, making banking easier than ever.

Customers can access their accounts instantly via the mobile app or online banking. Have a bill you want to pay at 2 a.m.? No problem. Use Photo Bill Pay. Point. Click. Paid. Running late and need to make a deposit? Try our new Deposit taking ATMs or mobile check deposit. And for businesses, Remote Deposit will save time, expense and trips to the bank.

Banking with First Financial may look a little different this year. But at our core, we're still the same. You'll find the same friendly bankers at each location eager to help any way they can. From mortgage advice to a hot cup of coffee. Because whether you're in the bank or on your phone, we have one priority – **You First.**

Welcome to the future. Your bank is already here.

In our quest to provide outstanding customer service, First Financial Bank has developed new, intuitive technologies to make banking simpler. Online banking, new Deposit taking ATMs and Remote Deposit for businesses allow customers to bank where they want, when they want.

One exciting new innovation puts your accounts at your fingertips. The First Financial mobile banking app offers all the banking basics you could need and several capabilities that no other banks offer.

MOBILE BANKING APP FEATURES

Photo Bill Pay

First Financial is the first bank in the country to offer a new and simple way to pay bills. Pay any bill or invoice with the snap of a photo. That's it. There's no setup required. Take a picture and we'll process the payment for you. Need it paid quickly? We'll expedite the payment.

Mobile Check Deposit

Need to deposit a check? Take a picture. Now it's in your account. Just like that.

Debit Card Management

Manage funds. Monitor card activity. Add additional security. Don't worry about others illicitly using your debit card again.

Transaction Alerts

If you're interested in precise records of your banking, we can send SMS text messages every time a specific debit card transaction takes place.

Our dedication to our customers will never change so as technology advances, we will continue to provide state-of-the art customer service options. These new mobile banking options which provide our clients 24/7 convenience are just one example of putting **You First**.



A letter to our shareholders.

"Putting customers first has always been part of our culture. It is one of the traits that we believe distinguish us within the banking industry."
– F. Scott Dueser, Chairman, President and CEO

The more things change, the more First Financial stays the same. While we must always adjust our strategies and technologies to keep pace with an ever-evolving world, the one thing we will never change is our commitment to putting our shareholders and customers first. That commitment—a tradition we have upheld throughout our 122-year history—is what enables us to consistently produce solid financial results and outperform our peers. Last year was no different.

We continued perfecting our Customer Service First initiative to ensure that our customers receive the most outstanding service and products. We look through our customers' eyes to see how they want to bank, rather than focusing on how we want them to bank. So we give our customers the choice of using phone center banking, mobile banking, online banking or Deposit taking ATMs. Our business customers have a complete menu of treasury management products, including Remote Deposit and bill pay. Or our customers may come into one of our inviting facilities to enjoy a cup of coffee and receive first-class service from a professional who is delighted to help them.

Our new mobile banking product was a major success in 2012. It includes Remote Deposit and Picture Pay, which are free services that allow customers to take a picture of a check and make a deposit or take a picture of a bill and pay the vendor. We are proud to say that we are the first bank in the country to offer Picture Pay.

Yet with all this technology, we are still the bank that you can call your banker directly without getting voice mail or an automated telephone prompt that leaves you frustrated. When our customers call, they reach a member of our friendly team who is ready and prepared to meet their financial needs.

Our goal is to "WOW" our customers. You can go to our website and read about the "WOWs" that happen every day. We are proud of our outstanding employees who eat, sleep and breathe Customer Service First.

Accomplishments

Last year was the 26th consecutive year our company produced higher earnings, proving once again that doing what is right for our customers and communities is the right formula for serving our shareholders. Throughout the year, we received many different awards, but the one that makes us most proud was our selection by *Bank Director* magazine as the #2 top-performing publicly traded bank in the nation in the $1 billion to $5 billion asset category. We accepted this honor with great humility and are extremely gratified to have been placed in either the #1 or #2 position for the past four consecutive years.

Financial Results for 2012

Net income grew 8.6 percent to $74.2 million from $68.4 million in 2011. Basic earnings per share rose to $2.36 from $2.17 in the previous year. Net interest income, our largest source of revenue, grew 1.8 percent to $154.7 million from $152.0 million, despite another year of extremely low interest rates. The low-interest-rate scenario put pressure on our net interest margin, a key profitability metric that expresses net interest income as a percentage of average interest-earning assets. Our net interest margin for 2012 declined to 4.28 percent from 4.62 percent for 2011.

For the third consecutive year, the provision for loan losses declined, decreasing $3.1 million from 2011. This decline reflected a lower level of net charge-offs, nonperforming assets and classified loans.

Noninterest income grew 11.3 percent to $57.2 million from $51.4 million in 2011. Noninterest expense rose 4.2 percent to $109.0 million from $104.6 million; part of that increase came from a $718,000 expense related to the Company's consolidation of its charters and databases.

As we have consistently done for many years, our company again outperformed its peer group of banks on several key financial metrics. Our return on average assets was 1.75 percent compared with 1.05 percent for our peers. Return on average equity was 13.85 percent compared to our peers' ROE of 9.16 percent. Our net interest margin of 4.28 percent surpassed our peer group's 3.66 percent, and our efficiency ratio (expenses as a proportion of revenues) of 48.14 percent beat the peer group's 65.16 percent.

Consolidated assets totaled $4.50 billion, an increase of 9.3 percent from $4.12 billion at the end of 2011. We achieved loan growth of 16.9 percent for the year, which better deployed our lower-interest-rate assets and increased our net interest income. Loans at year-end totaled $2.09 billion versus $1.79 billion at the end of 2011. Deposits totaled $3.63 billion,up 8.9 percent from $3.33 billion a year earlier. Shareholders' equity at year-end was $557.0 million, up 9.5 percent from $508.5 million.

Our First Financial Trust & Asset Management subsidiary experienced strong growth in 2012 as it had for the previous several years. Total assets under management at year-end had a book value of $2.23 billion, a 16.8 percent increase from $1.91 billion at the end of 2011. During the year, the trust company's fee income increased 14.2 percent to $14.5 million from $12.7 million.

Strategic Initiatives

At the end of 2012, we consolidated our 11 bank charters into one charter. Due to the regulatory, compliance and technology complexities posed by the multiple charters, and to the opportunity for cost savings that consolidation offered, it was certainly time to make this change. Apart from the database consolidation, our banks will continue to operate as regional banks, with local management and decisions to benefit the customers and communities each bank serves. We look forward to realizing the cost savings and efficiencies of running just one database and the heightened customer service that will come from these backroom enhancements.

In March of last year, Tom O'Neil was named Chairman and Chief Executive Officer of First Financial Bank, Cleburne, to strengthen our management team so that we would be able to take advantage of the growth potential in the Cleburne-area markets. Trent Swearengin was promoted to Chief Executive Officer and President of First Financial Bank, Eastland, to replace O'Neil. In September, Ron Butler was named Executive Vice President and Chief Administrative Officer of First Financial Bankshares and was promoted to Chairman of the Board of Directors of First Financial Bank, Abilene. Marelyn Shedd was also promoted, to President of First Financial Bank, Abilene. We are delighted to have these rising stars assume additional responsibilities with our company. With Ron moving up to the holding company, Bruce Hildebrand and I will have more time to focus on acquisitions.

Last year, we opened new branches in Grapevine, Abilene and Waxahachie, which took our company's total locations up to 55. We are pleased with our new locations and the additional business that these expansions have brought. During 2013, we will open a new branch in the H-E-B grocery store in San Angelo, as well as a new branch on I-20 in Weatherford.

New Director

We are pleased to announce that Tim Lancaster, President and Chief Executive Officer of Hendrick Health System, has accepted nomination for election as a director of the Company at our Annual Shareholders' Meeting in April. Tim very capably manages a 525-bed hospital that employs 2,800 people and serves a 29-county area of central and west Texas. He is a 1976 graduate of Texas Tech University with a degree in finance and a 1992 graduate of Texas Woman's University with an M.S. degree in health care administration. Tim is an outstanding civic and professional leader and has been Chairman of the Board of the Texas Hospital Association, the Abilene Chamber of Commerce and the Texas Association of Voluntary Hospitals. He is on the board of Boy Scouts of America, Abilene Industrial Foundation and First Financial Bank, Abilene. Tim and his wife, Regina, are active members of First Baptist Church and live in Abilene.

Looking Ahead

Despite the near-term challenges of a stagnant national economy, an inept federal government, low interest rates that hurt our customers and reduce our net interest margin, and costly additional compliance burdens from new federal banking regulations, we do have a bright future and believe we can steer the Company through these challenges. If there is a silver lining, it is that many community banks are seriously considering selling because they have doubts about the ability of smaller banks like themselves to overcome such challenges. We do think there will be considerable consolidation in the industry, and we foresee many opportunities to grow our company by acquiring well-managed banks that have grown weary of the meaningless regulatory burdens created by our federal government.

I am very encouraged by the resiliency of our people, who face these challenges with a positive attitude and seek ways to make our company better. I am also encouraged by the large number of young professionals in the company who are shining stars moving into important positions and who will be able to take the Company to the next level in the years to come. I am honored to work with the outstanding professionals who comprise this fine company and who embrace Customer Service First on a daily basis.

I thank you, our shareholders, for your continued loyalty and support. As the world continues to change, you can remember that we stay the same by putting ***You First.***



F. Scott Dueser

Chairman, President and CEO

SELECTED FINANCIAL DATA

IN THOUSANDS (except for share data)

YEAR-END	TOTAL ASSETS	SHAREHOLDERS' EQUITY	NET INCOME	BASIC EARNINGS (PER SHARE)	CASH DIVIDENDS (PER SHARE)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE (PER SHARE)	YEAR-END MARKET VALUE (PER SHARE)
2003	$2,092,571	$251,487	$35,305	$1.14	$0.61	5/4 split	$8.13	$20.56
2004	$2,315,224	$265,545	$39,171	$1.27	$0.67	–	$8.56	$22.41
2005	$2,733,827	$276,276	$44,023	$1.42	$0.73	4/3 split	$8.89	$23.37
2006	$2,850,165	$300,901	$46,029	$1.48	$0.79	–	$9.67	$27.91
2007	$3,070,309	$335,495	$49,490	$1.59	$0.84	–	$10.77	$25.10
2008	$3,212,385	$368,782	$53,164	$1.71	$0.89	–	$11.82	$36.81
2009	$3,279,456	$415,702	$53,797	$1.72	$0.91	–	$13.31	$36.15
2010	$3,776,367	$441,688	$59,659	$1.91	$0.91	–	$14.06	$34.17
2011	$4,120,531	$508,537	$68,369	$2.17	$0.95	3/2 split	$16.16	$33.43
2012	$4,502,012	$556,963	$74,225	$2.36	$0.99	–	$17.68	$39.01
Ten-Year Compound Growth Rate	8.49%	8.84%	8.14%	7.93%	6.25%	–	8.64%	9.89%

Adjusted for stock dividends and splits

FINANCIAL HIGHLIGHTS

IN THOUSANDS (except for share data)

FOR THE YEAR	2011	2012	% INCREASE
NET INCOME	**$68,369**	**$74,225**	**8.56%**
Basic Earnings (PER SHARE)	$2.17	$2.36	8.76%
Dividends Declared	$29,790	$31,169	4.63%
Dividends (PER SHARE)	$0.95	$0.99	4.21%
AVERAGES			
Assets	$3,848,327	$4,237,917	10.12%
Securities	$1,675,251	$1,907,517	13.86%
Loans	$1,715,266	$1,909,890	11.35%
Deposits	$3,139,338	$3,388,101	7.92%
Shareholders' Equity	$ 473,405	$ 535,932	13.21%

NET INCOME GROWTH (IN THOUSANDS)


2008 $53,164
2009 $53,797
2010 $59,659
2011 $68,369
2012 $74,225

RETURN ON AVERAGE EQUITY


2008 15.27%
2009 13.63%
2010 13.74%
2011 14.44%
2012 13.85%

2011 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$34.19	$25.01	$33.43	$0.24
Third	$34.90	$24.56	$26.16	$0.24
Second	$37.16	$32.16	$34.45	$0.24
First	$35.55	$32.00	$34.25	$0.23

NET INTEREST MARGIN

Year	Net Interest Margin
2008	4.67%
2009	4.80%
2010	4.68%
2011	4.62%
2012	4.28%

2012 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$41.45	$34.66	$39.01	$0.25
Third	$37.00	$33.49	$36.03	$0.25
Second	$36.18	$30.50	$34.56	$0.25
First	$37.25	$33.07	$35.21	$0.24

RETURN ON AVERAGE ASSETS

Year	Return on Average Assets
2008	1.74%
2009	1.72%
2010	1.75%
2011	1.78%
2012	1.75%

IN THOUSANDS (except for share data)

FOR THE YEAR	2011	2012	% INCREASE
AT YEAR-END			
Assets	$4,120,531	$4,502,012	9.26%
Securities	$1,844,998	$1,820,096	(1.35%)
Loans	$1,786,544	$2,088,623	16.91%
Deposits	$3,334,798	$3,632,584	8.93%
Shareholders' Equity	$ 508,537	$ 556,963	9.52%
Book Value Per Share	$16.16	$17.68	9.41%
Trust Assets	$1,911,682	$2,233,129	16.81%

KEY RATIOS

	2011	2012
Return On Avg. Assets	1.78%	1.75%
Return On Avg. Equity	14.44%	13.85%
Year-End Equity/Assets	12.34%	12.37%
Efficiency	48.37%	48.14%

EFFICIENCY RATIO

Year	Efficiency Ratio
2008	50.76%
2009	50.11%
2010	49.49%
2011	48.37%
2012	48.14%

ABILENE | CLYDE | MORAN | ALBANY | ODESSA



RONALD D. BUTLER II
Chairman and CEO



MAREYLN SHEDD
President

MAIN OFFICE
400 Pine St.
Abilene, TX 79601

325.627.7200

SENIOR OFFICERS

Ronald D. Butler II
Chairman and CEO

Marelyn Shedd
President

Tim Collard
Executive Vice President
Commercial Lending

Ben McAnally
Executive Vice President
Treasury Management

Charles E. Tennesson
Executive Vice President
CFO and Cashier

Rick Waldraff
Executive Vice President
Senior Lender / Commercial Loans

Michael Wolverton
Executive Vice President
Consumer Lending

DIRECTORS

Ronald D. Butler II
Chairman and CEO

Marelyn Shedd
President

J. Michael Alexander
President
James M. Alexander & Co.

Tucker S. Bridwell
President
Mansefeldt Investment Corp.

Paul Cannon
McMahon, Surovik, Suttle, P.C.

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

DIRECTORS (continued)

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal
The Edwards Group

Allan D. Frizzell
Executive Vice President
Enrich Oil Corporation

Tim Lancaster
President and CEO
Hendrick Health System

Kirk Massey
Investments

Stanley Morris, Jr.
Investments

Mike Parsons
Partner
Momentum Operating Co.

Leigh Taliaferro, M.D.
Physician

CLEBURNE | BURLESON | ALVARADO | MIDLOTHIAN | CROWLEY | WAXAHACHIE



TOM O'NEIL
Chairman and CEO



MATT REYNOLDS
President

MAIN OFFICE
403 N. Main St.
Cleburne, TX 76033

817.774.5100

SENIOR OFFICERS

Tom O'Neil
Chairman and CEO

Matt Reynolds
President

Craig Beskow
Executive Vice President
and Cashier

Jeffrey W. Taylor
Executive Vice President

Cynthia Allen
Senior Vice President

Lisa Roye
Senior Vice President

Darlene Walker
Senior Vice President

DIRECTORS

Tom O'Neil
Chairman and CEO

Matt Reynolds
President

Albert A. Archer
Vice Chairman
Walls Industries, Inc.

Ray Beavers
General Manager and CEO
United Cooperative Services

Byron Black
Investments

Ronald D. Butler II
First Financial Bankshares, Inc.

Tim Lyness
Lyness Construction, LP

George Marti
Marti Enterprises

Dr. Joe Martin
Cleburne Eye Clinic

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$1,415,041	$473,985	$1,104,451	$128,428	$23,046	1.83%	42.53%
Dec. 31, 2012	$1.595,492	$607,501	$1,239,096	$137,000	$24,529	1.68%	42.83%

43%

TAYLOR, CALLAHAN & SHACKELFORD COUNTIES DEPOSIT MARKET SHARE


Abilene
Clyde
Moran
Albany
Odessa

LOCATIONS

400 Pine St., Abilene, TX 79601
1801 Antilley Rd., Abilene, TX 79606
4400 Buffalo Gap Rd., Abilene, TX 79606
4350 Southwest Dr., Abilene, TX 79606
920 N. Willis St., Abilene, TX 79603
3300 S. 14th St., Abilene, TX 79605
1010 N. Judge Ely Blvd., Abilene, TX 79601
701 Pine St., Abilene, TX 79601
1345 Barrow St., Abilene, TX 79605
2617 Antilley Rd., Abilene, TX 79606
1650 State Hwy. 351, Abilene, TX 79601
718 Elm St., Clyde, TX 79510
400 Ground St., Moran, TX 76464
232 N. Main St., Albany, TX 76430
2651 JBS Pkwy., Bldg. 4, Ste. F, Odessa, TX 79762

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$308,584	$154,125	$278,334	$28,990	$3,954	1.37%	56.20%
Dec. 31, 2012	$336,050	$166,001	$300,104	$31,338	$4,396	1.38%	58.26%

22%

JOHNSON COUNTY & CITY OF MIDLOTHIAN DEPOSIT MARKET SHARE


Cleburne
Burleson
Alvarado
Midlothian
Crowley
Waxahachie

LOCATIONS

403 N. Main St., Cleburne, TX 76033
200 N. Ridgeway Dr., Cleburne, TX 76033
1900 SW Wilshire Blvd., Burleson, TX 76028
201 E. Hwy. 67, Alvarado, TX 76009
1490 E. Main St., Midlothian, TX 76065
816 S. Crowley Rd., Crowley, TX 76036
101 Northgate Dr., Waxahachie, TX 75165

EASTLAND | RANGER | RISING STAR | CISCO



TRENT B. SWEARENGIN
President and CEO

MAIN OFFICE
201 E. Main St.
Eastland, TX 76448

254.629.6100

SENIOR OFFICERS

Trent B. Swearengin
President and CEO

David Bailey
Executive Vice President

Steve Simmel
Senior Vice President
Operations

Terry Trout
Senior Vice President
and Cashier

DIRECTORS

Ronald D. Butler II
Chairman

Trent B. Swearengin
President and CEO

Doug Crawley
Rancher, Real Estate

Jim Farrar
Attorney

Jim Keffer
President
EBAA Iron Sales, Inc.

Ronnie Ledbetter
Owner
Ledbetter Insurance Agency

Mike T. Perry
President
Kinnaird, Rossander & Perry
Agency, Inc.

DIRECTORS (continued)

Dale Squiers, RPh
Owner
Eastland Drug Company

Tommy Warford
Turner, Seaberry and
Warford Attorneys

M.D. White, Jr.
President and Owner
Ace Hardware Store
Eastland/Cisco

HEREFORD



MIKE MAULDIN
Chairman, President and CEO

MAIN OFFICE
212 E. Third St.
Hereford, TX 79045

806.363.8200

SENIOR OFFICERS

Mike Mauldin
Chairman, President and CEO

Kent Jackson
Executive Vice President
and Chief Credit Officer

Adrian Alejandre
Vice President and Cashier

DIRECTORS

Mike Mauldin
Chairman, President and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Sr. Partner
Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
Board Member and Founder
Merrick Pet Care, Inc.

Sally Noyce
Human Resources Manager
Quality Distillers Grain
Panhandle Express

Craig Smith
Rancher and Retired Chairman
of the Board, President and CEO
First Financial Bank, Hereford

DIRECTORS (continued)

Jerry Stevens
Vice President and General
Manager, Stevens 5-Star Car
and Truck Center

Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$189,317	$68,787	$164,643	$20,204	$2,963	1.64%	47.36%
Dec. 31, 2012	$223,340	$77,688	$196,595	$22,294	$3,033	1.48%	47.88%

58%

EASTLAND COUNTY DEPOSIT MARKET SHARE



Eastland
Ranger
Rising Star
Cisco

LOCATIONS

201 E. Main St., Eastland, TX 76448
106 W. Main St., Ranger, TX 76470
206 W. College St., Rising Star, TX 76471
2107 Conrad Hilton Blvd., Cisco, TX 76437

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$164,773	$104,069	$138,670	$15,249	$2,459	1.55%	45.09%
Dec. 31, 2012	$184,203	$114,116	$152,608	$16,194	$2,696	1.63%	46.72%

43%

DEAF SMITH COUNTY DEPOSIT MARKET SHARE



Hereford

LOCATION

212 E. Third St., Hereford, TX 79045

HUNTSVILLE



ROBERT PATE
CEO



FRED WREN
President

MAIN OFFICE
33 SH 75 North
Huntsville, TX 77320

936.295.2224

SENIOR OFFICERS

Robert Pate
CEO

Fred Wren
President

Michelle Murray
Executive Vice President
and Cashier

DIRECTORS

Walter G. Nelson
Chairman

Robert Pate
CEO

Fred Wren
President

James E. Baine
Investments

Ronald D. Butler II
First Financial Bankshares, Inc.

Paul E. Cameron, Jr.
Petroleum Engineer

John J. Certa, Jr.
Owner
Collateral Protection, Inc.
and Team Auto Group

Casey Collum
Owner
Empire Truss, Ltd.

DIRECTORS (continued)

Renee N. Davis
Investments

Chris de Milliano
Operations Manager
Steely Lumber Company

Robert C. Ernst, Jr.
Owner
Ernst Jewelers

Morris V. Johnson
Retired Educator
Huntsville I.S.D.

Curtis Montgomery, M.D.
Physician

MINERAL WELLS



KENNETH A. WILLIAMSON
Chairman, President and CEO

MAIN OFFICE
1900 E. Hubbard St.
Mineral Wells, TX 76067

940.327.5400

SENIOR OFFICERS

Kenneth A. Williamson
Chairman, President and CEO

Brad Seay
Executive Vice President
Lending

Eddie Gregory
Senior Vice President
and Cashier

Mike Mearse
Senior Vice President
Lending

DIRECTORS

Kenneth A. Williamson
Chairman, President and CEO

Spencer Baum, D.D.S.
Baum Dental Clinic

Ronald D. Butler II
First Financial Bankshares, Inc.

George Gault
Attorney
Gault & Gault

Paul McGettes
Chief Financial Officer
Upham Oil & Gas Co., L.P.

Terry L. Murphy
President and CEO
Murphy and Murphy, Inc.

David Ramsey, M.D.
Family Practice Center

Albert Rincon
Vice President of Operations
Texas Packaging Company, Inc.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$181,196	$88,380	$154,731	$24,758	$2,191	1.25%	44.61%
Dec. 31, 2012	$182,203	$92,506	$153,096	$25,814	$2,548	1.43%	46.43%

20%

WALKER COUNTY DEPOSIT MARKET SHARE


Huntsville

LOCATION

33 SH 75 North, Huntsville, TX 77320

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$205,143	$110,073	$161,126	$24,024	$4,107	2.04%	41.66%
Dec. 31, 2012	$212,934	$113,732	$170,374	$26,464	$4,405	2.04%	39.67%

34%

PALO PINTO COUNTY DEPOSIT MARKET SHARE


Mineral Wells

LOCATION

1900 E. Hubbard St., Mineral Wells, TX 76067

SAN ANGELO



MICHAEL L. BOYD
Chairman, President and CEO

MAIN OFFICE
301 W. Beauregard Ave.
San Angelo, TX 76903

325.659.5900

SENIOR OFFICERS

Michael L. Boyd
Chairman, President and CEO

Jim Davidson
Executive Vice President
and Cashier

Chuck Shore
Executive Vice President

Pat Cottle
Senior Vice President

Stephen Franco
Senior Vice President

Cindy George
Senior Vice President

Wes Masters
Senior Vice President

Reba Priddy
Senior Vice President

Ruth Wheeler
Senior Vice President

Bill Wiedenfeld
Senior Vice President

DIRECTORS

Michael L. Boyd
Chairman, President and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

Honorable Marilyn Aboussie
Chief Justice, Retired

W. Dan Cravy, M.D.
Physician

Rick DeHoyos
Attorney
Rick DeHoyos Law Firm

Doug Eakman
Owner
Pecos Street Pharmacy

Steve Eustis
Commercial Real Estate

Ron Giddiens
Investments
Partner, D&G Consulting

DIRECTORS (continued)

Joey Henderson
Past President
Porter Henderson Implement
Company, Inc.

Robert D. Housley
President and Owner
Housley Communications

David F. Lupton
President
Angelo Glass & Mirror
Company, Inc.

Mary Jane Steadman
Attorney
Real Estate Investment
Management

SOUTHLAKE | TROPHY CLUB | KELLER | BRIDGEPORT | BOYD | DECATUR | GRAPEVINE



MARK L. JONES
Chairman, President and CEO

MAIN OFFICE
151 W. Southlake Blvd.
Southlake, TX 76092

817.410.2915

SENIOR OFFICERS

Mark L. Jones
Chairman, President and CEO

F. Mills Shallene
Wise County Market President

Les Mariotti
Senior Vice President and
Chief Financial Officer

J. Sean Shope
Senior Vice President

Steve Sims
Senior Vice President

Ryan Wall
Senior Vice President

DIRECTORS

Mark L. Jones
Chairman, President and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

William Ray Cook, Jr., CPA
Cook McDonald & Co.

Jack Dortch
Jack Dortch Farmers
Insurance Agency

K. Wayne Lee
President
DDFW Properties

Martin Schelling
Conifer Real Estate

DIRECTORS (continued)

J. Gary Shelton
Chain Supermarket Owner
Real Estate Investor

Terry Wilkinson
Wyndham Properties, Ltd.

DIRECTOR EMERITU

Derrell E. Johnson
Former President and CEO
Rady Associates
Consulting Engineers

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$419,866	$144,279	$355,955	$51,520	$7,718	1.95%	40.78%
Dec. 31, 2012	$468,287	$165,673	$406,830	$51,867	$8,285	1.90%	39.81%

19%

TOM GREEN COUNTY DEPOSIT MARKET SHARE


San Angelo

LOCATIONS

301 W. Beauregard Ave., San Angelo, TX 76903
3471 Knickerbocker Rd., San Angelo, TX 76904

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$317,455	$191,362	$268,996	$41,299	$4,481	1.45%	56.54%
Dec. 31, 2012	$348,055	$232,205	$298,701	$41,637	$4,409	1.34%	60.17%

16%

WISE COUNTY DEPOSIT MARKET SHARE


Southlake
Trophy Club
Keller
Bridgeport
Boyd
Decatur
Grapevine

7%

CITIES OF SOUTHLAKE, TROPHY CLUB, KELLER & GRAPEVINE DEPOSIT MARKET SHARE.

LOCATIONS

151 W. Southlake Blvd., Southlake, TX 76092
95 Trophy Club Dr., Trophy Club, TX 76262
891 Keller Parkway, Keller, TX 76248
909 Stevens St., Bridgeport, TX 76426
609 Rock Island Ave., Boyd, TX 76023
608 W. Hale Ave., Decatur, TX 76234
1015 NW Hwy., Grapevine, TX 76051

STEPHENVILLE | GRANBURY | GLEN ROSE | ACTON



RON N. MULLINS
Chairman, President and CEO

MAIN OFFICE
2201 W. South Loop
Stephenville, TX 76401

254.965.5036

SENIOR OFFICERS

Ron N. Mullins
Chairman, President and CEO

John Power
Glen Rose Market President

Bart Rodgers
Granbury Market President

Derecce Howell
Executive Vice President
and Cashier

Robert Lemons
Executive Vice President

Donna Feller
Senior Vice President

Mark Jackson
Senior Vice President

Vickie Pettit
Senior Vice President

Larry Upshaw
Senior Vice President

DIRECTORS

Ron N. Mullins
Chairman, President and CEO

Keith Brown
Prime Building Components, LLC

Ronald D. Butler II
First Financial Bankshares, Inc.

Bill Hooks
Autos – Real Estate

John Moore
Craft Associates, Inc.

Ron Pack
Ranching and Investments

Bill Parham
Boucher Morgan & Young CPAs

Jerry Parham
Parham's Garage & Wrecker Service

John Terrill
Attorney

Michael B. Williams
MW Supply, Inc.

SWEETWATER | ROBY | TRENT | MERKEL



KIRBY N. ANDREWS
President and CEO

MAIN OFFICE
201 Elm St.
Sweetwater, TX 79556

325.235.6600

SENIOR OFFICERS

Kirby N. Andrews
President and CEO

Donnie Ruppert
Executive Vice President
and Cashier

Rodney Foster
Executive Vice President
and Senior Lending Officer

Debbie Anthony
Senior Vice President
Retail Operations

Britt Stuart
Senior Vice President
and Roby Branch Manager

DIRECTORS

J.V. Martin
Chairman

Kirby N. Andrews
President and CEO

Jeff Branson
General Partner
Williamsom-Branson Real Estate

Louis Brooks, Jr.
Rancher

Ronald D. Butler II
First Financial Bankshares, Inc.

Ronnie Cox
Investments

Jay Lawrence
President
MAL Enterprises, Inc.

Larry May
May & Hrbacek CPAs

Thomas L. Rees, Jr.
Rees, Rees & Fuller
Attorneys

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$361,579	$217,264	$307,551	$46,346	$6,354	1.84%	49.44%
Dec. 31, 2012	$378,355	$224,732	$325,384	$45,966	$6,752	1.80%	47.50%

22%

ERATH, HOOD & SOMERVELL COUNTIES DEPOSIT MARKET SHARE


Stephenville
Granbury
Glen Rose
Acton

LOCATIONS

2201 W. South Loop, Stephenville, TX 76401
1875 Lingleville Rd., Stephenville, TX 76401
2007 East Highway 377, Granbury, TX 76049
1600 S. Morgan St., Granbury, TX 76048
400 NE Big Bend Trail, Glen Rose, TX 76043
2915 Fall Creek Highway, Acton, TX 76049

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$174,065	$79,074	$157,494	$15,249	$2,688	1.62%	49.74%
Dec. 31, 2012	$211,053	$124,899	$165,840	$16,397	$3,108	1.63%	46.67%

34%

NOLAN & FISHER COUNTIES DEPOSIT MARKET SHARE


Sweetwater
Roby
Trent
Merkel

LOCATIONS

201 Elm St., Sweetwater, TX 79556
123 N. Concho St., Roby, TX 79543
117 N. Main St., Trent, TX 79561
301 Edwards St., Merkel, TX 79536

WEATHERFORD | ALEDO | WILLOW PARK | BROCK | FORT WORTH



JAY GIBBS
Chairman, President and CEO

MAIN OFFICE
101 N. Main St.
Weatherford, TX 76086

817.596.0307

SENIOR OFFICERS

Jay Gibbs
Chairman, President and CEO

Justin Hooper
Executive Vice President

Mike Carter
Senior Vice President

Lori Hill
Senior Vice President

Kent Hudson
Senior Vice President

Jimmie Sue Lawson
Senior Vice President

David Milhollon
Senior Vice President

Toby Spivey
Assistant Vice President
and Cashier

DIRECTORS

Jay Gibbs
Chairman, President and CEO

Jaime Adams
Senior Vice President
Briggs Freeman
Sotheby's Realty

Greg L. Barron
President
G.L. Barron Company, Inc.

Ronald D. Butler II
First Financial Bankshares, Inc.

Dal DeWees
Hirschfeld Holdings, LP

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President
Bluestem Studios, Inc.

Stephen E. Milliken
C.D. Hartnett Company

Mike White, O.D.
Therapeutic Optometrist

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$403,252	$155,146	$342,739	$40,449	$5,807	1.53%	52.20%
Dec. 31, 2012	$421,584	$169,530	$354,719	$42,411	$6,375	1.61%	52.67%

24%
PARKER COUNTY DEPOSIT MARKET SHARE


★ Weatherford
■ Aledo
● Willow Park
▲ Brock
◆ Fort Worth

LOCATIONS

101 N. Main St., Weatherford, TX 76086
101 College Park Dr., Weatherford, TX 76086
1214 N. Main St., Weatherford, TX 76086
505 FM 1187 N., Aledo, TX 76008
4100 E. I-20, Willow Park, TX 76087
1100 FM 1189, Brock, TX 76066
550 Bailey Ave., Ste. 300, Fort Worth, TX 76107


FIRST
TECHNOLOGY
Clay Trumble, Dennis Steckly, Kay Berry, Larry Williams, Gary D. Tucker

– First Technology Services –

Main Office:

Abilene

400 Pine St., Abilene, TX 79601

325.627.7195

First Technology Services, Inc. (FTS) is the shared services company for First Financial Bankshares, Inc. The Company's mission is to maximize efficiencies and control costs for common functions within the banks while providing the best possible customer service to our internal and external customers. FTS plays a key role in customer service functions within the banks through the customer call center and innovative technology for online banking, mobile banking, automatic bill pay services, backroom operations and other technology-based banking services. FTS also supports employees with classroom and online technology training and a responsive technology help desk. FTS provides more than 100 technology applications to the Company and its family of 11 regions and the Trust Company. Services include check processing, deposit operations, a help desk, desktop support, network services, server support, software support, information security, computer operations, business continuity planning, loan and credit operations, loan document preparation and the corporate call center.


FIRST
TECHNOLOGY
SERVICES

SENIOR OFFICERS

Gary D. Tucker
President and CEO

Kay Berry
Senior Vice President
Deposit Operations

Dennis Steckly
Senior Vice President
Production Services

Clay Trumble
Senior Vice President
Credit Administration

Larry Williams
Senior Vice President
Infrastructure Services

DIRECTORS

Gary L. Webb
Chairman of the Board
First Technology Services, Inc.
Executive Vice President
Operations
First Financial Bankshares, Inc.

Gary D. Tucker
President and CEO
First Technology Services, Inc.

F. Scott Dueser
Chairman of the Board,
President and CEO
First Financial Bankshares, Inc.

Ronald D. Butler II
Executive Vice President and
Chief Administrative Officer
First Financial Bankshares, Inc.

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer
First Financial Bankshares, Inc.

DIRECTORS (continued)

Michael L. Boyd
Chairman, President and CEO
First Financial Bank, San Angelo

Jay Gibbs
Chairman, President and CEO
First Financial Bank, Weatherford

Mike Mauldin
Chairman, President and CEO
First Financial Bank, Hereford

Trent B. Swearengin
President and CEO
First Financial Bank, Eastland

Les Mariotti
Senior Vice President and
Chief Financial Officer
First Financial Bank, Southlake

Murray Edwards
Principal
The Edwards Group

Ron Giddiens
Investments
Partner, D&G Consulting



Wayne Chowning, Richard Young, David Castleberry, Barbara Hill, David Byrd, Konrad S. Halbert, Kirk W. Thaxton

– First Financial Trust & Asset Management Company –

Locations

Abilene
400 Pine St.
325.627.7100

Fort Worth
550 Bailey Ave., Ste. 300
817.410.4970

Odessa
2651 JBS Parkway, Bldg. 4, Ste. E
432.367.8900

San Angelo
301 W. Beauregard
325.659.5987

Stephenville
2201 W. South Loop
254.918.6262

Sweetwater
201 Elm St.
325.235.6640

Trust Assets (in millions)



2008 $1,631
2009 $1,664
2010 $1,783
2011 $1,912
2012 $2,233

Trust Fees (in millions)



2008 $9.44
2009 $9.08
2010 $10.81
2011 $12.67
2012 $14.46

Trust Net Income (in millions)



2008 $2.810
2009 $2.631
2010 $3.254
2011 $4.176
2012 $5.183

SENIOR OFFICERS

Kirk W. Thaxton
Chairman, President and CEO

David Byrd
Executive Vice President
Manager, San Angelo

David Castleberry
Executive Vice President
Manager, Stephenville

Konrad S. Halbert
Executive Vice President
Manager, Fort Worth

Barbara Hill
Executive Vice President
Manager, Odessa

Richard Young
Executive Vice President
Manager, Abilene

Wayne Chowning
Senior Vice President
Manager, Sweetwater

Larry Cleveland
Senior Vice President
Manager, Operations

David B. Pitzer
Senior Vice President
Manager, Real Property

Randy Spiva
Senior Vice President
Manager, Oil & Gas

DIRECTORS

Kirk W. Thaxton
Chairman, President and CEO
First Financial Trust & Asset
Management Company, N.A.

Sarah Campbell
Portfolio Manager

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Ronnie Cox
Investments

F. Scott Dueser
Chairman of the Board,
President and CEO
First Financial Bankshares, Inc.

David F. Lupton
President
Angelo Glass & Mirror
Company, Inc.

Bill Parham
Boucher Morgan & Young CPAs

Robert S. Patterson
Former President and CEO
First Financial Trust & Asset
Management Company, N.A.

Advisory Director

John L. Beckham
Beckham Rector & Eargle LLP



Front Row - Johnny E. Trotter, F. Scott Dueser, Steven L. Beal
Back Row - Kade Matthews, Murray Edwards, Joe E. Canon, David Copeland, Tucker S. Bridwell, Ron Giddiens

– Board Of Directors –

COMMITTEES

1. **Executive Committee:** F. Scott Dueser, Chairman
2. **Audit Committee:** David Copeland, Chairman
3. **Compensation Committee:** Steven Beal, Chairman
4. **Nominating/Corporate Governance Committee:** Tucker S. Bridwell, Chairman
5. **Asset and Liability Committee**

Board Member	Year	Committee
F. Scott Dueser Chairman of the Board, President and CEO First Financial Bankshares, Inc.	1991	1
Steven L. Beal Retired President and COO Concho Resources Inc.	2010	1, 2, 3, 4
Tucker S. Bridwell, CPA* President Mansefeldt Investment Corp.	2007	1, 2, 4
Joe E. Canon, J.D. Executive Director Dodge Jones Foundation	1996	3, 5
David Copeland, CPA President, SIPCO, Inc. and Shelton Family Foundation	1998	1, 2, 4, 5
Murray Edwards Principal, The Edwards Group	2006	1, 2, 4
Ron Giddiens Investments Partner, D&G Consulting	2009	2, 5
Kade Matthews Ranching and Investments	1998	3
Johnny E. Trotter President and CEO Livestock Investors, Ltd.	2003	1, 3, 4

** Lead Director*



Front Row - F. Scott Dueser, Gary S. Gragg, Gary L. Webb, J. Bruce Hildebrand, CPA
Back Row - Ronald D. Butler II, Luke Longhofer, Kirk W. Thaxton, Michele P. Stevens, Courtney Jordan, Marna Yerigan, Brandon Harris, Bob Goodner

– Corporate Information –

Officers

F. Scott Dueser
Chairman of the Board,
President and CEO

Ronald D. Butler II
Executive Vice President and
Chief Administrative Officer

J. Bruce Hildebrand, CPA
Executive Vice President and
Chief Financial Officer

Gary S. Gragg
Executive Vice President
Lending

Gary L. Webb
Executive Vice President
Operations

Marna Yerigan
Executive Vice President
Lending

Bob Goodner
Senior Vice President
Compliance Officer

Brandon Harris
Senior Vice President
Appraisal Services

Courtney Jordan
Senior Vice President
Training and Education

Luke Longhofer
Senior Vice President
Loan Review Officer

Michele P. Stevens
Senior Vice President
Advertising and Marketing

Annual Meeting

Tuesday, April 23, 2013
Abilene Civic Center
1100 N. Sixth St.
Abilene, TX 79601
10:30 a.m.

Corporate Office

400 Pine St.
Abilene, TX 79601
325.627.7155
800.588.7000
www.ffin.com

Corporate Mailing Address

P.O. Box 701
Abilene, TX 79604

Common Stock Listing

The NASDAQ Global Select
Market Symbol: FFIN

Independent Public Auditors

Ernst & Young LLP

For Financial and Investor Information:

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer
325.627.7155

Transfer Agent

Registrar and Transfer Company
800.368.5948

Address Shareholder Inquiries to:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Dr.
Cranford, NJ 07016
info@rtco.com

Registrar and Transfer Company Website

www.rtco.com

Send Certificates for Transfer and Address Changes to:

Registrar and Transfer Company
10 Commerce Dr.
Cranford, NJ 07016-3572

www.ffin.com

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "expect," "plan," "anticipate," "target," "forecast" and "goal". Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies: the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans, fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing or saving habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents and Filings" on the Company's website or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Note: Market share data is calculated from June 30, 2012, deposit information compiled by the Federal Deposit Insurance Corporation.

– First Financial Bankshares Locations –

Abilene*...............325.627.7200
Acton 817.573.6900
Albany..................325.627.7200
Aledo 817.596.0307
Alvarado 817.556.5000
Boyd 817.410.2915
Bridgeport 817.410.2915
Brock 817.596.0307
Burleson..............817.556.5000
Cisco 254.629.6111
Cleburne 817.774.5100
Clyde 325.627.7200
Crowley 817.556.5000
Decatur 817.410.2915
Eastland 254.629.6100

Fort Worth*.........817.596.0307
Glen Rose 254.897.4808
Granbury 817.573.6900
Grapevine 817.410.2915
Hereford 806.363.8200
Huntsville 936.295.2224
Keller 817.410.2915
Merkel 325.235.6600
Midlothian 817.556.5000
Mineral Wells......940.327.5400
Moran 325.627.7200
Odessa*...............432.367.8912
Ranger 254.629.6100
Rising Star........... 254.629.6100
Roby 325.235.6600

San Angelo*.........325.659.5900
Southlake 817.410.2915
Stephenville*.......254.965.5036
Sweetwater* 325.235.6600
Trent 325.235.6600
Trophy Club 817.410.2915
Waxahachie 972-723-7150
Weatherford 817.596.0307
Willow Park 817.596.0307

** Trust Office and Bank locations*




KANSAS
OKLAHOMA
Oklahoma City
Amarillo
Lubbock
Wichita Falls
Plano
Garland
Dallas
Arlington
Abilene
TEXAS
El Paso
Midland
Odessa
San Angelo
Waco
Killeen
Temple
Bryan
College Station
Georgetown
Round Rock
Cedar Park
Austin
The Woodlands
Beaumont
Houston
Pasadena
San Antonio
New Braunfels
Victoria
Laredo
McAllen
EDWARDS
PLATEAU

FIRST FINANCIAL BANKSHARES, INC.™

400 Pine St., Abilene, TX 79601 | 325.627.7200 | www.ffin.com


L


M


R

Lamar Advertising Company

2012 | Annual Report

a letter TO OUR SHAREHOLDERS



March 25, 2013

Dear Shareholders,

In 2012 we delivered a solid performance in an operating environment that remains challenging.

While domestic GDP grew by about 2% last year, we increased sales by more than 3% on a comparable basis and, aided by continued discipline on expenses, enhanced our operating margins and other key profitability measures. Each of our business segments grew in 2012, as national and local customers continued to value the opportunity that we provide to reach large audiences with effective, affordable advertising.

We positioned ourselves in 2012 for further success, with acquisitions that introduced us to three new markets, including Phoenix, and with further steps to strengthen the balance sheet. Since 2008 we have utilized surplus cash to lower our outstanding debt by more than $800 million. In 2012, we fixed the cost of nearly half of our remaining debt in place for the next decade at historically low interest rates, providing valuable predictability to our management team and shareholders.

With our cash generation exceeding our reinvestment needs, the board began in 2012 to consider returning excess capital to shareholders. In August 2012, we announced that we were exploring whether electing Real Estate Investment Trust (REIT) status for tax purposes would be the most efficient structure for capital distribution.

At the time of this writing we are awaiting further clarification from the Internal Revenue Service on which of our assets and income would qualify for REIT status. If we proceed with a REIT election, we would likely make the election for the taxable year beginning January 1, 2014, subject to the approval of our board of directors.

Becoming a REIT is not a decision to be taken lightly, and you can be assured that the directors and I will chart a path that is in the best long-term interest of our shareholders, employees and other constituents.

Whatever decision is made on the REIT, it will not affect our focus on sustaining our position as the best operator in Out-of-Home advertising. In 2013 we intend to control expenses while continuing to expand our digital platform, which now includes more than 1,700 units and generates more than 14% of our revenue. We will also invest in improving our customer service and anticipate dedicating surplus cash to further debt reduction.

Writing this letter each year gives me occasion to reflect on how fortunate I am to work with our fine employees here in Baton Rouge and in our 200 offices around the U.S., Puerto Rico and Canada. I would like to thank all of them for their efforts on behalf of Lamar in 2012.

Best,

Kevin P Reilly Jr.